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                                  EXHIBIT 20


                       Press Release dated July 5, 1995
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[LOGO] FIRST AMERICAN CORPORATION

                                                                    NEWS RELEASE



Financial Contact:  First American Corp.: Carroll Kimball, 615/748-2455,
                                          Fax 615/748-2755
                    First City Bancorp:   Lewis Webb, 615/898-1111,
                                          Fax 615/893-0879
Media Contact:      First American Corp.: Vicki Kessler, 615/748-2912,
                                          Fax 615/748-2535
                    First City Bancorp:   Bob Murfree, 615/898-1111,
                                          Fax 615/893-0879

FOR IMMEDIATE RELEASE

         FIRST CITY BANCORP TO MERGE WITH FIRST AMERICAN CORPORATION

       NASHVILLE, TENN., JULY 5, 1995 -- First American Corporation (NASDAQ:
FATN) and First City Bancorp, Inc. (AMEX:FCT) today announced plans for First City to merge with First American in a transaction valued at approximately $51 million.

       First City is a $340 million bank holding company headquartered in Murfreesboro, Tenn. (Rutherford County). First City has 11 banking offices and nine consumer finance locations in the middle Tennessee area.

       Dennis C. Bottorff, First American chairman and CEO, and William E. Rowland, president and CEO of First City, made the joint announcement.

       "First City is a significant addition to our already strong middle Tennessee franchise," Bottorff said. "Prior to this acquisition, First American has had a limited presence in Rutherford County, the fastest growing county in Tennessee and one of the fastest growing counties in the country. First City, the last remaining independent commercial bank headquartered in Rutherford County, has grown market share on average one percent per year since 1991. With its 16 percent market share, First City will boost First American's presence to 22 percent in Rutherford County, second behind the market leader of 24 percent. Additionally, with this combination First American will have the number one primary market share in the Nashville MSA," Bottorff said.

       Rowland said, "We believe First American has the best franchise to meet our customers' needs. First American is committed to providing high-quality service, and with its


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FIRST CITY BANCORP TO MERGE WITH FIRST AMERICAN CORPORATION - PAGE 2

extensive distribution network and products, our bank and consumer finance customers will benefit from this merger."

       First American has entered into a definitive merger agreement to acquire all of the outstanding shares of First City in a tax-free exchange of $26.50 in First American's common stock (subject to certain limitations) for each share of First City's. First American intends to repurchase, in open market transactions, at least 80 percent of the First American shares to be issued in connection with this transaction. The merger is expected to be completed during the first quarter of 1996, subject to approval by regulatory authorities and First City's shareholders.

       First American plans to merge First City's 11 banking offices into the existing First American National Bank network, and these offices will carry the First American name. The consumer finance company, Tennessee Credit Corporation, will become a subsidiary of First American Corporation.

       First American expects to achieve at least 25 percent cost savings ($2.5 million) from the consolidation of operations and two banking offices. Additionally, First American believes there are opportunities to enhance the growth of the consumer finance company. The transaction is expected to be anti-dilutive to First American's earnings in the first full calendar year following integration.

       Rowland will be named CEO of Tennessee Credit Corp. Rowland will also serve as chairman of a First American advisory board for Rutherford County, which will be formed when the transaction is finalized. Bob Murfree, currently president and CEO of First City Bank (First City's principal subsidiary) will be First American's Murfreesboro City President upon consummation of this transaction.



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FIRST CITY BANCORP TO MERGE WITH FIRST AMERICAN CORPORATION - PAGE 3

       The $51 million purchase price includes consideration for existing common, preferred, option, and convertible debt holders. On a March 31, 1995 pro forma fully converted basis, the total purchase price represents approximately 2.2 times First City's book value.

       First City's 1994 net income was $2.1 million. Its return on average assets (ROA) was .65 percent and its return on average equity (ROE) was 12.50 percent for the period. In addition, the equity to assets ratio equaled 5.0 percent and nonperforming assets to total loans and foreclosed properties equaled .37 percent at December 31, 1994.

       First City Bancorp operates First City Bank, a Tennessee chartered bank, with locations in Murfreesboro, Smyrna, Columbia and Nashville. First City Bancorp is also the parent of Citizens Bank, with locations in Smithville, Elkton and Ardmore. First City's Tennessee Credit Corporation subsidiary has offices in Murfreesboro, Lebanon, Dickson, Cookeville, Nashville, Franklin, Lewisburg, McMinnville and Tullahoma.

       At March 31, 1995, First American's total assets were $7.6 billion; loans net of unearned discount, $5.0 billion; deposits, $5.9 billion; and realized shareholders' equity, $636.2 million.

       First American Corporation is the Nashville-based parent company of First American National Bank, First American National Bank of Kentucky and First American Trust Company. Approximately 3,300 people work for First American in 143 banking offices.

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